SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

CECO ENVIRONMENTAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101

(CUSIP Number)

PMFG, Inc.

14651 North Dallas Parkway, Suite 500,

Dallas, TX 75254

Attention: Ronald McCrummen

Executive Vice President and Chief Financial Officer

(214) 357-6181

With copies to:

James E. O’Bannon

Jones Day

2727 N. Harwood Street

Dallas, Texas 75201

(214) 220-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

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CUSIP No. 125141101	Page 1 of 5 Pages

1	Name of reporting persons PMFG, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,936,506 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,936,506 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.0% (2)
14	Type of reporting person (see instructions) CO

(1)	Pursuant to the Voting Agreement described in Item 4, PMFG, Inc. may be deemed to have beneficial ownership of 3,936,506 common shares of CECO Environmental Corp. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by PMFG, Inc. that it is the beneficial owner of any such common shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
(2)	Based on 26,327,885 common shares of CECO Environmental Corp. outstanding on May 1, 2015, in reliance on the representation made by CECO Environmental Corp. in the Agreement and Plan of Merger, dated May 3, 2015.

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CUSIP NO. 125141101	Page 2 of 5 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the “CECO Common Stock”), of CECO Environmental Corp., a Delaware corporation (“CECO”). CECO’s principal executive offices are located at 4625 Red Bank Road, Cincinnati, OH 45227.

Item 2.	Identity and Background.

(a) - (c) and (f). This Schedule 13D is being filed by PMFG, Inc., a Delaware corporation (“PMFG”). PMFG is a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. The address of its principal place of business and of its principal office is 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254. The name, residence or business address, citizenship and present principal occupation of each executive officer and director of PMFG is set forth in Annex A hereto.

(d) - (e). During the last five years, neither PMFG nor, to the best of its knowledge, any person listed in Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

PMFG may be deemed to have beneficial ownership of the indicated shares of CECO Common Stock referenced in this Schedule 13D in connection with a Voting Agreement with an irrevocable proxy (described in Item 4). To the knowledge of PMFG, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with PMFG’s beneficial ownership of the CECO Common Stock.

Item 4.	Purpose of Transaction.

On May 3, 2015, PMFG, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CECO Environmental Corp., a Delaware corporation (“CECO”), and two direct wholly owned subsidiaries of CECO, Top Gear Acquisition Inc., a Delaware corporation (“Merger Sub I”), and Top Gear Acquisition II LLC, a Delaware limited liability company (“Merger Sub II”). Pursuant to the Merger Agreement, Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of CECO. Immediately following consummation of the First Merger, the Company will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger, as a wholly owned subsidiary of CECO.

As an inducement to PMFG to enter into the Merger Agreement, PMFG entered into a Voting Agreement (the “Voting Agreement”), dated as of May 3, 2015 with Jason DeZwirek and Icarus Investment Corp. (collectively, the “Stockholders”). The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, each of the Stockholders has agreed to vote such Stockholder’s CECO Common Stock or otherwise cause such Stockholder’s CECO Common Stock to be voted: (i) in favor of the issuance of CECO Common Stock in connection with the Merger Agreement, the Mergers and the transactions contemplated thereby, and (ii) against (1) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of CECO, Merger Sub I or Merger Sub II under the Merger Agreement or of such Stockholder under the Voting Agreement and (2) any action, proposal, transaction or agreement that could reasonably be expected to impede or materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Mergers or the fulfillment of CECO’s, PMFG’s, Merger Sub I’s or Merger Sub II’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of CECO (including by way of any amendments to CECO’s Certificate of Incorporation or Bylaws). In addition, each of the Stockholders has irrevocably granted to PMFG a proxy to vote such Stockholder’s CECO Common Stock, and has appointed PMFG as such Stockholder’s

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CUSIP NO. 125141101	Page 3 of 5 Pages

attorney-in-fact until the termination or expiration of the Voting Agreement in accordance with its terms. The Voting Agreement also contains certain restrictions upon the transfer of the respective Stockholder’s CECO Common Stock. The Voting Agreement terminates upon the consummation of the Mergers or the earlier termination of the Merger Agreement.

The Merger Agreement is described in PMFG’s Current Report on Form 8-K dated May 3, 2015, filed on May 4, 2015, and the foregoing descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are included as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

Except as otherwise contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, PMFG does not has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Item 4(a)-(j) of this Schedule 13D (although PMFG reserves the right to develop such plans or proposals) and, to the knowledge of PMFG, none of the persons listed on Schedule A hereto has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Item 4(a)-(j) of this Schedule 13D. Before the effective time of the Mergers, it is expected that representatives of each of PMFG and CECO will engage in discussions to facilitate the closing of the Mergers. Although PMFG does not anticipate that such discussions will address any of the matters set forth in Item 4 of this Schedule 13D, PMFG reserves the right to participate in such discussions or any other plans or proposals prior to closing.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, PMFG may be deemed to beneficially own the 3,936,506 shares of CECO Common Stock currently owned of record by the Stockholders. Such CECO Common Stock represents approximately 15.0% of the outstanding CECO Common Stock (based upon the 26,327,885 shares reported by CECO to be issued and outstanding as of May 1, 2015 in the Merger Agreement). To the knowledge of PMFG, none of the persons listed in Annex A hereto beneficially owns any CECO Common Stock.

(b) PMFG may be deemed to share voting power with respect to the 3,936,506 shares of CECO Common Stock subject to the Voting Agreement with the Stockholders. To the knowledge of PMFG, this Item 5(b) does not apply to any person named in Annex A hereto.

(c) Except as described above in Item 4, neither PMFG nor, to the knowledge of PMFG, any of the persons listed in Annex A hereto has effected any transactions in the securities of CECO during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated by reference and set forth as exhibits hereto, neither PMFG nor, to the knowledge of PMFG, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of CECO.

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CUSIP NO. 125141101	Page 4 of 5 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1*	Agreement and Plan of Merger, dated as of May 3, 2015, by and among PMFG, Inc., CECO Environmental Corp., Top Gear Acquisition Inc. and Top Gear Acquisition II LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated May 3, 2015, filed by PMFG, Inc. on May 4, 2015).

Exhibit 99.2	Voting Agreement, dated as of May 3, 2015, by and among PMFG, Inc., Jason DeZwirek and Icarus Investment Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated May 3, 2015, filed by PMFG, Inc. on May 4, 2015).

*	The Company has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of such omitted document to the SEC upon request.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

PMFG, Inc.

By:	/s/ Ronald McCrummen
Name:	Ronald McCrummen
Title:	Executive Vice President and Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF PMFG, INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of PMFG, Inc. is set forth below. The principal business address of each of the executive officers and directors is 14651 North Dallas Parkway, Suite 500, Dallas, TX 75254. Each executive officer and each director of PMFG, Inc. is a citizen of the United States. Each director of PMFG, Inc. is engaged in such other businesses and occupations as are set forth in PMFG, Inc.’s proxy statement for its 2014 Annual Meeting of Shareholders.

Executive Officers:

Name	Position/Present Principal Occupation or Employment Name and Business Address

Peter R. Burlage	Chairman of the Board, President and Chief Executive Officer

John H. Conroy	Executive Vice President Americas Process Products

Ronald L. McCrummen	Executive Vice President and Chief Financial Officer

Jon P. Segelhorst	Vice President, Nuclear, Heat Exchangers and Silencers

Timothy Shippy	Vice President, Environmental Systems

David A. Taylor	Vice President, Asia Pacific

Directors:

Name	Position/Present Principal Occupation or Employment Name and Business Address

Charles M. Gillman	Director

Kenneth R. Hanks	Director

Robert McCashin	Director

R. Clayton Mulford	Director

Kenneth H. Shubin Stein	Director

Howard G. Westerman, Jr.	Director